

December 22, 2008

Room 7010

Matthew T. Farrell
Vice President Finance and Chief Financial Officer
Church & Dwight Co., Inc.
469 North Harrison Street
Princeton, NJ 08543-5297

> **Re: Church & Dwight Co., Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 001-10585**

Dear Mr. Farrell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Note 6. Goodwill and Other Intangibles, page 59

1.   During the fourth quarter of 2006 and 2007 and during the first quarter 2008, you have re-characterized certain tradenames from indefinite lived to finite lived as a result of recurring impairment charges, continued competition in the marketplace and the action by a key customer to discontinue certain products sold under the tradename. We note under paragraph 16 of SFAS 142 that intangible assets not being amortized should be evaluated, each reporting period, to determine whether events and circumstances still support an indefinite useful life. However, we note the reclassification of intangible assets from indefinite lived to finite lived has

occurred regularly, and the nature of the circumstances causing this recurrence is not clear. Please tell us more about your process for determining whether intangibles have an indefinite life and tell us the nature of the tradenames or underlying products that are being recharacterized. To the extent you have additional indefinite lived intangibles that you believe may need to be recharacterized, evaluated for impairment and amortized in future periods, please disclose this fact and the carrying value of these assets. For the assets that were re-characterized in 2008, please tell whether or not you determined that these assets were impaired and if so, was the impairment included in the $3.4 million of impairment charges recorded in the first quarter 2008.

Form 10-Q for the Quarter Ended September 30, 2008

Current Economic Risks

2. In future filings, please provide a discussion of recent economic events and the specific impacts and risks to your business, if any. Explain whether the market for your products has been affected and any current or expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your operations since September 30, your customers, recent order activity, effects on pension plan costs and other costs, expected trends, management's response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address any expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity such as your current outstanding debt instruments and related covenant compliance. In your response to this letter, please provide a detailed description of proposed future disclosure.

Item 3. Quantitative and Qualitative Disclosure about Market Risk, page 28

3. We note in January 2008 you entered into an agreement to hedge your diesel fuel requirements for 2008 and 2009. We further note you recorded a $3.2 million loss in the third quarter 2008. Please tell us and disclose in future filings, the risk management philosophy for your derivative portfolio and how you assess and mitigate the risk of market fluctuations of commodity pricing. Further tell us and disclose in future filings, the events and circumstances surrounding this mark-to-market charge and any known factors or events that could cause material losses on these derivative positions in future periods.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief